MECHEL REPORTS 1Q2017 OPERATIONAL RESULTS

Moscow, Russia – May 31, 2017 – Mechel PAO (MOEX: MTLR, NYSE: MTL), one of the leading Russian mining and metals companies, announces 1Q2017 operational results.

Production and sales for 1Q2017

Production:

Product Name	1Q2017, thousand	1Q2016, thousand		1Q2017, thousand	4Q2016, thousand
	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	5,074	5,663	-10%	5,074	5,596	-9%

Pig iron	1,046	1,005	+4%	1,046	1,041	+1%

Steel	1,121	1,042	+8%	1,121	1,125	0%

Sales:

Product Name	1Q2017, thousand	1Q2016, thousand		1Q2017, thousand	4Q2016, thousand
	tonnes	tonnes		tonnes	tonnes
Coking coal
concentrate	1,996	2,221	-10%	1,996	2,172	-8%
Including coking coal concentrate supplied to third parties	1,214	1,422	-15%	1,214	1,554	-22%
PCI	341	521	-34%	341	303	+13%
Including PCI supplied to third parties	341	521	-34%	341	303	+13%
Anthracites	448	420	+7%	448	406	+10%
Including anthracites supplied to third parties	385	362	+7%	385	354	+9%
Steam coal	1,589	1,713	-7%	1,589	1,633	-3%
Including steam coal supplied to third parties	1,360	1,460	-7%	1,360	1,384	-2%
Iron ore concentrate	652	684	-5%	652	666	-2%
Coke	722	705	+2%	722	687	+5%
Including coke supplied to third parties	235	234	+1%	235	183	+28%
Ferrosilicon	14	21	-37%	14	20	-31%
Long rolls	705	733	-4%	705	732	-4%
Flat rolls	153	128	+20%	153	143	+7%
Hardware	154	158	-3%	154	167	-8%
Forgings	14	10	+36%	14	8	+83%
Stampings	24	15	+61%	24	20	+20%
Electric power generation (thousand kWh)	931,916	963,434	-3%	931,916	904,107	+3%
Heat power generation (Gcal)	2,087,367	2,140,923	-3%	2,087,367	1,959,645	+7%

Key investment projects progress

Universal rolling mill:

	1Q2017, thousand	1Q2016, thousand		1Q2017, thousand	4Q2016, thousand
	tonnes	tonnes		tonnes	tonnes
Rails, beams
and shapes	157	96	+63%	157	160	-2%

Elga coal complex:

	1Q2017, thousand	1Q2016, thousand		1Q2017, thousand	4Q2016, thousand
	tonnes	tonnes		tonnes	tonnes
Run-of-mine coal	837	993	-16%	837	842	-1%

Mechel PAO’s Chief Executive Officer Oleg Korzhov commented on the 1Q2017 operational results:

“This accounting period can be considered as fairly favorable for the global coal market. After the aggressive price hike in 3Q2016 and 4Q2016, the market went back to the price level comfortable for most international mining companies. Despite the slump in spot prices for premium coking coal, which reached 150-170 US dollars per tonne in February, 1Q2017 benchmark FOB Australia was 285 dollars per tonne, which enabled us to continue selling some of our coal for fairly high prices.

“The 8-percent decrease in coking coal concentrate sales as compared to 4Q2016 was due to two factors. First, in 4Q2016 we exported all our available coal reserves, including storage stockpiles, to Asia Pacific to profit by the market situation and ensure that our clients’ requests would be met. Second, in 1Q2017 concentrate sales went down due to a temporary change in mining structure at Neryungrinsky Open Pit, where regular steam coal’s share increased and coking coal’s share decreased accordingly.

“PCI sales went up by 13% due to fulfillment of our contractual obligations to customers in Japan and South Korea, where we shipped a total of 300,000 tonnes of product. The 10-percent increase of anthracite sales was due to stable demand for this type of coal from Asian customers. In order to get maximum profit from our trade transactions, we continue to re-direct anthracite sales from Europe to Asia due to more profitable deal conditions. As for steam coal, the insignificant three-percent slump in sales was due to technical reasons — a major shipment to China has been put off until the next accounting period as the cargo vessel was late arriving to port. Nevertheless, in 1Q2017 we increased steam coal sales to Asia Pacific by 5% and in particular to China — by 22% quarter-on-quarter.

“In 1Q2017 we saw a hike in European demand for coke, which enabled us to increase sales to Germany and Turkey and generally increase sales to third parties by 28%.

“The steel division’s operations in this accounting period were stable, with pig iron and steel production maintained at the level of the previous quarter. In March, Chelyabinsk Metallurgical Plant’s oxygen converter workshop produced over 350,000 tonnes of steel, an absolute record since the workshop’s launch. We continue to increase production of high-margin products at the universal rolling mill, it is one of our company’s chief priorities. In March, the universal rolling mill produced over 65,000 tonnes of rolls, which is a maximum monthly production volume since the mill’s launch.

“The four-percent decrease in long rolls sales was primarily due to weak domestic demand for rebar and a price decrease that followed. We have accumulated sufficient stockpiles of these products in our sales network’s storages and intend to sell them in the following accounting periods when conditions are more beneficial, especially as the new construction season comes on.

“Flat rolls sales went up by 7% as Chelyabinsk Metallurgical Plant’s business portfolio expanded and our European sales network Mechel Service Global’s subsidiaries landed new contracts.

“The eight-percent decrease in hardware sales was due to negative dynamics on the domestic hardware market. Nevertheless, our Beloretsk Metallurgical Plant is quick to respond to market demands, and in 1Q2017 the plant significantly increased sales of high value-added hardware. Sales of strands for concrete products, used in construction industry, showed the best increase, by 32%.

“Bratsk Ferroalloys Plant’s ferrosilicon sales to the group’s enterprises and third parties went down by 31% due to the decrease in exports as some shipments were transferred to 2Q2017.

“The 83-percent increase in forgings sales was due to a stronger demand in the European Union and weaker competition from other suppliers of similar products, as well as resumption of forgings supplies to Turkey. The 20-percent increase in stampings sales was due to Russian wagon makers increasing their orders for car axles. As Urals Stampings Plant takes measures to build long-term ties with wagon-building companies, we expect a further increase in orders for car axles to come this year.

“The three-percent increase in electricity generation was due to the completion of repairs to Southern Kuzbass Power Plant’s boiler equipment. Heat generation went up by 7% as temperature in the Chelyabinsk Region dropped below expected levels in this accounting period, as well as the group’s chief production facilities increased consumption of industrial steam.”

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Mechel PAO
Ekaterina Videman
Tel: + 7 495 221 88 88
ekaterina.videman@mechel.com

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Mechel is an international mining and steel company. Its products are marketed in Europe, Asia, North and South America, Africa. Mechel unites producers of coal, iron ore concentrate, steel, rolled products, ferroalloys, heat and electric power. All of its enterprises work in a single production chain, from raw materials to high value-added products.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.